

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

August 13, 2007

Mr. Gilbert E. Playford
Chairman of the Board
Symmetry Holdings Inc.
28 West 44th Street, 16th Floor
New York, New York 10036

>   **Re: Symmetry Holdings Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 9, 2007**
>   **File No. 001-33342**

Dear Mr. Playford:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include the Symmetry and Novamerican website addresses in appropriate locations in the proxy statement.

2.   Please disclose whether any finder's fee has been paid as a result of this transaction.

3.   We note that the company will finance a substantial portion of the purchase price
        with debt financing. Please revise the disclosure here and throughout your
        document – particularly the risk factors, to disclose:

        • The interest rate, and interest rate formula, for each debt facility;

        • The amount of fees and expenses associated with the borrowings;

        • A comparison of the company's expected debt levels against its historical
          debt level;

        • The anticipated cash interest and principle payments on an annualized basis;

        • The amount of cash flows available to the company to make these payments
          based on your most recent statement of cash flows;

        • A discussion of the security used for the financing;

        • A description of all applicable debt covenants – including specific disclosure
          of each calculation;

        • A discussion of any assurances and conditions required as part of the
          financing; and

        • An indication whether management believes it will be forced to refinance
          this borrowing prior to repayment and/or seek alternative forms of financing.

4.   Please revise to disclose throughout the proxy statement whether the $91 million
        required to be on hand at closing will be distributed as part of a dividend or the
        "special dividend."

Proxy Card

5.   Please include a proxy card or direct us to its location.

Letter to Stockholders

6.   We note the statement that the board determined the transaction was in the best
        interests of Symmetry's stockholders. Each time you make such statement in the
        proxy statement, clarify whether a fairness opinion was obtained.

<u>Summary of the Material Terms of the Acquisition, page 1</u>

7.   Please disclose whether the business combination is contingent upon a vote by the Novamerican shareholders approving the business combination.

8.   We note the paragraph that begins "[t]o fund the acquisition and related fees and expenses, Symmetry will use up to 14.0 million of funds from the trust fund …." Please reconcile the amounts in this paragraph with the amounts in the table on page four and elsewhere in the proxy statement.

<u>Questions and Answers About the Acquisition Proposal, page 2</u>

<u>General</u>

9.   Please add a question and answer that indicates the number of shares owned by officers and directors from the IPO or purchased in the aftermarket.

10.   Please add a question and answer that discusses the process of obtaining approval of the business combination from the shareholders of Novamerican. Please disclose the number of shareholders of Novamerican. Also disclose the timing of the vote and the percentage of votes required for approval.

11.   In the question "What is being voted on" or under a separate question, please discuss whether Symmetry will issue additional shares in connection with the business combination and whether current shareholders will own their same percentage of outstanding shares of Symmetry following the business combination.

<u>"Why is Symmetry proposing the acquisition?" page 2</u>

12.   We note the statement "to acquire a company with an existing, historically reliable cash flow." Please briefly discuss whether the board of directors, in their proposal to acquire Novamerican, considered the impact that the large amount of debt financing would have upon Novamerican's cash flows.

<u>"Did the directors of Symmetry make a determination as to the value of Novamerican?" page 3</u>

13.   Please discuss the total amount of value that the board of directors determined for Novamerican. Briefly discuss how this value was determined.

<u>"How is Symmetry paying for the acquisition?" page 4</u>

14.   Please discuss in greater detail the transaction costs, e.g. finder's fee.

15.   Please briefly discuss the interest fees under the debt arrangements.

<u>"What additional conversion procedures are required if my shares are held in 'street name?'" page 5</u>

16.   You indicate that a decision to convert or withdraw a conversion must be made on the business day prior to the date of the special meeting. Page 12 of the S-1 registration statement indicates that a request for conversion may be withdrawn any time up until the date of the meeting of stockholders. Please reconcile or advise.

<u>"How do I exercise my conversion rights?" page 5</u>

17.   Please state how an improperly executed demand for conversion can be remedied.

<u>"What happens to the funds deposited in the trust account on consummation of the acquisition?" page 5</u>

18.   In discussing what will happen to the funds held in the trust account, please clarify the maximum amount that may be available after the acquisition and the minimum amount that may be available.

<u>"What happens if the acquisition is not consummated?" page 6</u>

19.   Please revise the question and answer to also discuss the dissolution process, since the dissolution will occur prior to liquidation. Provide clear disclosure throughout the proxy statement that the dissolution is required prior to liquidation of the trust.

20.   Please discuss the source of funds and the timing of the payment if the company is required to pay the reverse break fee of $5 million. Also discuss whether the officers and directors have agreed to be personally liable for the payment of the break fee.

<u>Summary of the Proxy Statement, page 7</u>

21.   Please disclose the specific amount or range of the special dividend. Also disclose the effect of the special dividend upon the board of directors' determination of the total value of Novamerican. It may be appropriate to discuss this information in more detail in other parts of the proxy statement.

22.   For each entity listed in the table, please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Symmetry Holdings. Also revise accordingly the tables on pages 33 and 99.

Interests of Symmetry Directors, Officers and Special Advisor on the Acquisition, page 10; Interests of Directors and Officers of Novamerican in the Acquisition, page 11

23.   Clearly state the names of those officers and directors that will remain after the acquisition. Specifically name those officers that will enter into employment agreements. Also, we note that the compensation will not be determined until after the transaction. Provide clear disclosure that the investors will not have the information regarding compensation arrangements at the time they vote on the acquisition and the resultant risks. Add a risk factor.

Certain Other Relationships, page 12

24.   Please discuss the services provided by CIBC World Markets and whether any portion of this fee would be considered a finder's fee.

Risk Factors, page 19

25.   In the last risk factor on page 26, please identify all vendors from whom you were unable to obtain waivers.

The Symmetry Special Meeting, page 30

Solicitation Costs, page 32

26.   Please clarify whether anyone is receiving compensation for solicitation and, if so, the amount of compensation.

27.   We note the reference to soliciting proxies by the telephone or other electronic means. Please confirm that the information will comply with Rule 14a-4.

The Acquisition Proposal, page 35

Background of the Acquisition, page 35

28.   Please explain the reference to "The Decalogue."

29.   Please explain whether Symmetry entered into any agreements with the entities through which you identified potential acquisition targets. State whether any finder's fees were paid or will be paid to any of these entities.

30.   On page 36, we note that Symmetry entered into eight non-disclosure agreements and entered into three non-binding indicative interest letters. Please revise to describe in greater detail the efforts made by Symmetry in connection with these companies. Clarify whether negotiations continued with companies other than Novamerican.

31.   Please clarify whether you were contacted by any entities prior to the completion of the IPO regarding potential target businesses, including Novamerican or its representatives.

32.   Please clarify whether there were any communications or other contact, direct or indirect, between Symmetry and Novamerican or any affiliates of either entity or third parties on behalf of these entities prior to March 12, 2007.

33.   Please clarify whether there is any affiliation between Symmetry and Novamerican or any of the officers, directors, special advisors or affiliates.

34.   Please provide a more detailed discussion regarding how the companies were made aware of the business opportunity.

35.   Please explain how and why Symmetry chose Novamerican over other candidates with which to enter into a definitive acquisition agreement.

Symmetry's Reasons for the Acquisition and Recommendation of the Symmetry Board, page 39

Attractive Valuation, page 41

36.   For each valuation method, please describe in detail how the debt servicing obligations, in connection with the business combination, affect the board of directors' valuation of the company including its analysis of projected cash flows.

37.   We note the companies listed as comparables on page 42. Because enterprise value is a determined by market capitalization, which is in turn affected by revenues and profits, please revise to disclose the revenues and profits for the comparable companies and compare them to those of GFA so that investors can determine if they are in fact reasonably comparable.

38.   Please provide a summary of the financial forecasts and estimates provided by
        Novamerican and clarify how Symmetry used them in the valuation
        determination. So that investors can understand the context of those figures,
        please compare them to historic and current financial data of the company.

39.   Clarify throughout the valuation discussion that the projections were made only
        with respect to determining valuation of the transaction, that investors should not
        rely upon these projections as estimates of future results, and that investors should
        not place undue reliance upon these projections.

40.   We note that you considered several different valuation methods in evaluating the
        acquisition. Please substantially revise your disclosure to explain more
        completely each valuation method. You should expand the discussion of each
        method to include, for example, a complete discussion of the statistical findings of
        each analysis, including how you determined the multiples in each analysis, the
        assumptions made under each method and the basis for choosing the companies
        and transactions that are a part of the comparison, as applicable.

Summary of Valuation Methods, page 43

41.   Please provide a more detailed discussion of the consideration given to the
        negative factors.

Equity Financing, page 43

42.   Please disclose the date in which the sale of the securities in the private placement
        will occur. Also disclose in the proxy statement whether these shares will be
        voted in the proposal to approve the acquisition. See also the question and answer
        on page 3 regarding the amount of common stock currently owned by officers and
        directors.

Consequences if Acquisition Proposal in Not Approved, page 45

43.   Provide a detailed discussion of the dissolution and liquidation process. Clarify
        the timing of the various steps involved in the process.

Acquisition Consideration; Funding, page 47; Special Dividend, page 51

44.   Please clearly disclose here and in the forepart of the proxy statement whether the
        special dividend is in addition to the $585 million purchase price. Please disclose
        if there is any cap on the amount of the special dividend. Also disclose if
        Novamerican currently meets the conditions of the special dividend, and if so,
        what would be the amount of the dividend. In addition, explain the purpose of the
        special dividend.

Other Relevant Agreements, page 55

45.   Please disclose the material terms of any employment and consulting agreements. Include in the annex to the proxy statement.

Principal Stockholders, page 99

46.   Please discuss whether the information in the principal stockholders table would change upon completion of the business combination.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ronald E. Alper at 202-551-3329, or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233, with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Todd Mason, Esq.
        Fax 212-983-3115
        Karen Narwold, Esq.
        Fax: 646-429-1541